Exhibit 4.7

Employment Agreement

Metalpha Technology Holding Limited

This Employment Agreement is entered into on _____________ between Metalpha Technology Holding Limited (hereinafter referred to as “Company”) and __________ (hereinafter referred to as “you” or “Employee”) under the terms and conditions of employment below:

1	Interpretation

1.1	In this Agreement, save where the context otherwise requires, the following terms shall have the meanings ascribed to them as follows:

“Confidential Information” means any information, technical data, trade secrets, know-how and other information of a similar nature (whether or not originated by the Employee and whether or not reduced to writing or designated as confidential), relating to the Company or any member of the Group or their respective clients or otherwise obtained by the Employee in the course of performing his/her duties hereunder;

“Group” means the Company, its subsidiaries, its holding company (whether directly or indirectly) and other subsidiaries of the holding company and “member of the Group” shall be construed accordingly.

“Leave Year” means any period of 12 months commencing on the Commencement Date and an anniversary of such day.

1.2	In this Agreement, words importing the singular include the plural and vice versa, words importing gender or the neuter include both genders and the neuter, and references to persons include bodies corporate.

1.3	Any words following the terms including, include, in particular, for example, or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai, HONG KONG

2	Appointment

2.1	You will be appointed as ______________ of the Company.

2.2	If you are not a Hong Kong permanent resident, your appointment under this Agreement is conditional on your possession of a valid visa for work in the Company.

2.3	Your official place of work will be Hong Kong. You will, however, work at and/or travel to such places (inside or outside Hong Kong) as the Company may reasonably require from time to time.

3	Duration

3.1	Subject to clause 2.2, your employment under this Agreement shall commence from the first day that you report to work for the Company (“Commencement Day”) which shall be mutually agreed by the parties hereto separately, and shall continue and be binding unless and until terminated in accordance with the provisions herein.

3.2	The first three (3) months of this Agreement will constitute a probationary period. During the first month of probation, either party may terminate the employment without advance notice or payment in lieu. During the remainder of the probationary period, either party may terminate the employment by giving 7 days’ notice in writing or payment in lieu of notice. Upon successful completion of the probationary period, either party may terminate the employment by giving one (1) month’s notice in writing or payment in lieu of notice.

4	Your Duties

4.1	You shall, during the continuance of this Agreement:

4.1.1	undertake such duties and exercise such powers as the Company shall from time to time assign to you;

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4.1.2	devote such time, attention and skill substantially to the performance of your duties hereunder and faithfully and diligently perform your duties hereunder.

4.2	The directors of the Company reserve the right to vary your assignment and duties from time to time.

4.3	You shall at all times endeavor to promote the interests and reputation of the Company.

5	Working Hours

5.1	The normal working hours of the Company are from 9am to 6pm on Monday to Friday during which period one hour may be taken each day for lunch.

5.2	You may be required to work such hours outside normal working hours of the Company as the Company considers necessary to meet the needs of the business and you understand and agree that your salary has been set at a level to include these further working hours and therefore you will not be paid for such further hours.

6	Pay and Benefits in Kind

6.1	Your basic salary will be per month and will be _____________ paid in arrears at the end of the month.

6.2	At the sole discretion of the Company, you may be eligible to receive additional bonus based upon your performance.

6.3	The Company may cause any payment payable to you hereunder to be paid by any member of the Group.

6.4	If you are not an exempt person as defined under the Hong Kong Mandatory Provident Fund (“MPF”) legislation, you shall participate in Company’s MPF scheme. Both the Company and you will contribute to the MPF scheme at the rate specified by relevant legislation.

7	Annual Leave

7.1	Your annual leave entitlement is currently _____________ working days per Leave Year in addition to the normal Public Holidays in Hong Kong.

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7.2	You are entitled to pro-rata annual leave on completion of 3 months but less than 12 months’ service in a Leave Year if your employment is terminated unless you are dismissed by summary dismissal.

7.3	Annual leave must be taken in accordance with the Regulations (as defined below), at times convenient to the Company and sufficient notice of an intention to take leave must be given to your supervisor.

8	Sick Leave

8.1	In the event of absence on account of sickness or injury, you (or someone on your behalf) must inform the Company of the reason of your absence as soon as possible and must do so no later than the end of the working day on which absence first occurs.

8.2	In respect of absence lasting one or more calendar days you must provide the Company with a medical certificate acceptable to the Company certifying that you are advised by the doctor to take such leave in order to be entitled to any paid sick leave.

8.3	You shall be entitled to paid sick leave of up to two (2) days per calendar month or otherwise in accordance with the employment law of Hong Kong.

8.4	There will be no payment in lieu of any unused sick leave entitlement.

9	Termination

9.1	Your employment may be terminated by the Company in accordance with clause 3.2 above, or without advance notice or pay in lieu of notice in the event of your serious and willful misconduct or in accordance with clause 12 hereof, to the extent permitted by law.

9.2	At the end of your employment, for whatever reason, you must:

9.2.1	upon request, resign from any directorship or other offices held by you in the Company or any member of the Group by virtue of your employment and transfer to the Company, or as it may otherwise direct, any shares or other securities held by you as nominee or trustee for the Company or any member of the Group without payment in either case. If you fail to do so within seven days of such request, the Company is hereby irrevocably authorized to appoint a person in your name and on your behalf to execute any documents or do any things necessary for such purpose(s) (all of which shall be without prejudice to any claims which you might otherwise have against the Company);

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9.2.2	immediately deliver up to the Company all correspondence, documents, specifications papers and other property, including, without limitation, customer lists, reports, and other materials belonging to or relating to the business of any member of the Group in whatever form (including anything saved in any electronic media) which may be in your possession or under your control.

10	Confidentiality

You shall not (except in the proper performance of your duties hereunder or with the express written consent of the Company) during or after termination of your employment disclose to any person whatsoever any Confidential Information, provided that this prohibition shall not apply to any information which shall have come into the public domain other than by your breach hereof.

11	Company Regulations

11.1	You must comply with all rules, regulations, procedures, instructions, and policies of the Company or the Group, as shall apply from time to time, including without limitation, the Staff Handbook (collectively, the “Regulations”) and all such Regulations shall be read with, and shall be deemed to form part of, this Agreement. In the event of any conflict between the Regulations and the provisions of this Agreement, this Agreement shall prevail. The Company reserves the right to amend, supplement, withdraw or reissue all Regulations in its sole discretion and you shall be deemed to have agreed to all such amendments, supplements, withdrawal or reissuance of the Regulations upon notice.

11.2	Without limiting the generality of the foregoing, unless with prior written consent of the Company, you shall not market or otherwise provide any services or products of the Company or the Group to any PRC Person, U.S. Person or persons of any other jurisdictions which imposes any prohibition, conditions or restrictions or requires any license or regulatory approval on the provision of such services or products. You shall be solely responsible for any liabilities and shall fully indemnify the Company and any member of the Group against such liabilities (including any legal costs) arising out of your non-compliance with the foregoing provided that your liability shall not exceed the losses directly caused by your willful misconduct or gross negligence. For the purpose of this sub-clause, PRC Person include corporations or organizations established under the laws applicable in Mainland China and Mainland China citizens who ordinarily reside therein. US Person include US citizens and corporations or organizations established under US law.

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12	Dismissal

12.1	The Company can dismiss you without prior notice or pay in lieu of notice (and you will not be entitled to compensation or damages) if you:

12.1.1	commit any act of gross misconduct or gross incompetence or other repudiatory breach of this Agreement;

12.1.2	without reasonable excuse and after prior written warning, repeat or continue any breach of this Agreement;

12.1.3	commit such misconduct outside work or fall into such disrepute that in the opinion of the Company your continued employment will materially prejudice the interests of the Company or any member of the Group;

12.1.4	are convicted of any criminal offence (other than a road traffic offence for which you are not sentenced to any term of imprisonment);

12.1.5	become bankrupt, apply for or have a receiving order made against you or enter into any voluntary arrangement with your creditors; or

12.1.6	die or become mentally unsound or be incapacitated by illness for a continuous period of more than 120 working days.

12.2	Once notice of dismissal or resignation has been given by either side, the Company may at any time and for any period(s) require you to cease performing your job and/or exclude you from entering any premises of the Group.

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13	Miscellaneous

13.1	Any notice to be given under this Agreement must be in writing and must either be delivered by hand or courier or sent by first class pre-paid post (or facsimile if the recipient has a facsimile number). Notices to the Company must be addressed to its registered office or sent to the Company’s secretary’s facsimile number, as the case may be. Notices to you must be addressed to your last known home address or sent to your facsimile number (if any) at your last known home address, as the case may be. A notice shall be deemed to have been served at the time of delivery if delivered by hand or courier, two clear days after the time of posting if sent by first class pre-paid post, and at the time of completion of transmission by the sender if sent by facsimile.

13.2	No variation to this Agreement will be of any effect unless it is agreed in writing and signed by or on behalf of all parties.

13.3	If any provision of this Agreement (wholly or partly) is or becomes illegal, invalid or unenforceable, that shall not affect the legality, validity or enforceability of any other provision of this Agreement. If any provision of this Agreement (wholly or partly) is or becomes illegal, invalid or unenforceable but would be legal, valid and enforceable if the provision or some part of the provision was deleted or modified, the provision or part of the provision in question shall apply with such deletions and modifications as may be necessary to make it legal, valid and enforceable.

13.4	The validity, construction and performance of this Agreement shall be governed by the laws of Hong Kong.

13.5	All disputes, claims or proceedings between the parties relating to the validity, construction, performance or termination of this Agreement shall be subject to the non-exclusive jurisdiction of the Hong Kong courts.

13.6	Termination of this Agreement shall not affect any provisions which are intended to operate after termination.

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13.7	The Company reserves the right, and you agree, to the deduction of any debts you owe to the Company from your wages to the extent allowed by law.

13.8	This Agreement sets out the entire agreement and understanding between the parties relating to the matters contemplated hereunder and supersedes all previous agreements (if any and whether in writing or not) between the parties in relation to such matters.

If you agree to the above terms and conditions, please sign and return the duplicate copy of this letter for our retention.

For and on behalf of:	Confirmed and agreed by (Employee):
Metalpha Technology Holding Limited

Name:	Name:
Director	HKID:

Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai, HONG KONG

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